SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

STAR BUFFET, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

855086104

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 855086104	Page 1 of 5 Pages

1.	Names of reporting persons Mario Grech
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 223,763
	6.	Shared voting power 0
	7.	Sole dispositive power 223,763
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 223,763
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 7.0%
12.	Type of reporting person IN

(1) Based on 3,213,075 shares of Common Stock of Star Buffet, Inc. outstanding as of October 31, 2013, as reported by Star Buffet, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended November 7, 2011, filed with the Securities and Exchange Commission on November 8, 2013.

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CUSIP No. 855086104	Page 2 of 5 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Star Buffet, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1312 N. Scottsdale Road

Scottsdale, AZ 85257

Item 2.

(a)	Name of Person Filing:

Mario Grech

(b)	Address of Principal Business Office or, if none, Residence:

Mario Grech

#3402 38 Grenville St

Toronto, ON M4Y 1A5

(c)	Citizenship:

Canada

(d)	Title of Class of Securities:

Common Stock, $.001 par value

(e)	CUSIP Number:

855086104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

223,763 shares

(b)	Percent of class:

7.0%

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CUSIP No. 855086104	Page 3 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

223,763

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

223,763

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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CUSIP No. 855086104	Page 4 of 5 Pages

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. 855086104	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014
Date

/s/ Mario Grech
Mario Grech